Exhibit 1

PERION REPORTS THIRD QUARTER 2014
NON-GAAP REVENUE OF $87 MILLION AND ADJUSTED EBITDA OF $34 MILLION

Perion accelerates its strategic plan and restructures its search monetization business

Tel Aviv and San Francisco – November 6, 2014 – Perion Network Ltd. (NASDAQ: PERI) announced today its financial results for the third quarter and nine months ended September 30, 2014.

Financial Highlights*
(U.S. dollars in thousands, except for per share data)

	Three months ended September 30,		Nine months ended September 30,
	2013	2014	2013	2014

Non-GAAP Revenues	$81,568	$87,377	$242,927	$315,548

Non-GAAP Net Income	$6,111	$26,647	$43,270	$81,639

Adjusted EBITDA	$12,652	$33,945	$57,226	$101,109

Non-GAAP Diluted earnings per share	$0.11	$0.38	$0.78	$1.18

GAAP Net Income (loss)	$(9,815)	$16,996	$22,222	$48,499

GAAP Diluted earnings per share	$0.06	$0.24	$0.92	$0.69

GAAP Cash Flow from operations			$68,866	$47,229
* Reconciliation of GAAP to Non-GAAP measures can be found on page 8.

Josef Mandelbaum, Perion’s CEO, commented: “I am pleased with our third quarter results, as we delivered revenue and profits in line with our expectations and guidance.  As we mentioned last quarter, we took decisive actions ahead of time and lowered our marketing spend to proactively deal with the persistent industry headwinds.  In addition, we implemented a reorganization of our search business, which included a head count reduction as well as other cost saving measures.  These actions will align costs with the expected lower level of future search revenues.”

Mr. Mandelbaum continued, “We remain confident in our strategy, and will use our strong cash position and continued positive cash flow to focus on being the best in class in two main activities: monetization solutions for developers and mobile marketing solutions for advertisers. In regards to our mobile efforts, we have made considerable progress and are excited to announce the launch of our GrowMobile self-service platform next week in London. GrowMobile Self-Serve is the first cross-network mobile advertising platform, offering a centralized system for buying media across hundreds of traffic sources. In addition, we are developing new monetization products beyond search around activities like PC2Mobile app monetization and targeted advertising for publishers.  We believe these investments will enable us to emerge a stronger company, with a unique value proposition to publishers and advertisers.”

In accordance with generally accepted accounting principles (“GAAP”), the acquisition of ClientConnect by Perion, which closed on January 2, 2014, is accounted for as a reverse acquisition. Therefore, Perion is comparing its results to the results of ClientConnect in 2013.  The year over year growth described below is attributable to a great extent to the fact that Perion's 2013 results are not included in the results of ClientConnect in 2013.

Non-GAAP Financial Comparison for the third Quarter of 2014:

Revenues: In the third quarter of 2014, revenues were $87.4 million, increasing 7% compared to ClientConnect's revenues of $81.6 million in the third quarter of 2013. Non-GAAP revenues in the third quarter of 2014 include $1.1 million of deferred product revenues, which in accordance with GAAP were recorded at fair value on the acquisition date. In the third quarter of 2013, non-GAAP revenues included $0.6 million of revenues which in the GAAP report were associated with discontinued operations.

Customer Acquisition Costs (“CAC”): In the third quarter of 2014, Perion decreased its investment in CAC to $30.0 million, representing 34% of revenues, compared to $49.8 million, or 61% of revenues in the third quarter of 2013 by ClientConnect.

Costs and Expenses: Excluding CAC, costs and expenses in the third quarter of 2014 were $24.1 million, or 28% of revenues, compared to $21.7 million, or 27% of revenues, at ClientConnect in the third quarter of 2013. Non-GAAP costs and expenses in the third quarter of 2014 excluded $4.8 million amortization of acquired intangible assets, $4.4 million of share based compensation expenses and $1.0 million of acquisition related expenses, all of which were included in the GAAP numbers. In the third quarter of 2013, non-GAAP costs and expenses excluded $4.1 million of share based compensation expenses and included activities of $11.5 million which in the GAAP report were associated with discontinued operations and excluded from costs and expenses.

Adjusted EBITDA: In the third quarter of 2014, adjusted EBITDA was $33.9 million, or 39% of revenues, a 168% increase compared to $12.7 million at ClientConnect in the same quarter last year.

Net Income: In the third quarter of 2014, net income was $26.6 million, or 30% of revenues, compared to $6.1 million, or 7% of revenue at ClientConnect in the third quarter of 2013.

Non-GAAP Financial Comparison for the Nine Months ended September 30, 2014:

Revenues: In the first nine months of 2014 revenues were $315.5 million, increasing 30% compared to ClientConnect's revenues of $242.9 million in the first nine months of 2013. Non-GAAP revenues in the first nine months of 2014 include $4.9 million of deferred product revenues, which in accordance with GAAP were recorded at fair value on the acquisition date. In the first nine months of 2013, non-GAAP revenues included $1.5 million of revenue which in the GAAP report was associated with discontinued operations.

Customer Acquisition Costs (“CAC”): In the first nine months of 2014, Perion increased its investment in CAC to $145.5 million, representing 46% of revenues, compared to ClientConnect's $131.7 million in first the nine months of 2013.

Costs and Expenses: Excluding CAC, costs and expenses in the first nine months of 2014 were $70.8 million, or 22% of revenues, compared to $58.0 million, or 24% of revenues, at ClientConnect in the first nine months of 2013. Non-GAAP costs and expenses in the first nine months of 2014 excluded $13.8 million amortization of acquired intangible assets, $12.7 million of share based compensation expenses and $4.4 million of acquisition related expenses, all of which were included in the GAAP numbers. In the first nine months of 2013, non-GAAP costs and expenses excluded $9.2 million of share based compensation expenses and included activities of $28.7 million which in the GAAP report were associated with discontinued operations.

Adjusted EBITDA: In the first nine months of 2014, adjusted EBITDA increased by 77%, to $101.1 million, or 32% of revenues, compared to $57.2 million, or 24% of revenues at ClientConnect in the same period last year.

Net Income: In the first nine months of 2014, net income was $81.6 million, or 26% of revenues, increasing 89% from $43.3 million at ClientConnect in the first nine months of 2013.

Cash and Cash Flow from Operations:

GAAP Cash Flow: As of September 30, 2014, cash and cash equivalents were$96.9 million. Included in this balance is $37.3 million of net proceeds raised in September 2014 from a public offering in Israel of its 5% Series L Convertible Bonds, due 2020. Perion currently satisfies all of the financial covenants associated with the bonds.  Cash flow from operations in the first nine months of 2014 was $47.2 million.

2014 Financial Outlook:

The following forward looking statements reflect management’s expectations as of November 6, 2014:

•	Reaffirmed non-GAAP Revenue will be in the range of $380 million to $400 million, as previously announced.
•	Raised adjusted EBITDA, now expected to be in the range of $115 million to $120 million.
•	Raised non-GAAP Net Income, now expected to be in the range of $90 million to $95 million.

Conference Call

Perion will host a conference call to discuss the results today, November 6, 2014 at 10 a.m. ET. Details are as follows:

•	Conference ID: 6100298
•	Dial-in number from within the United States: 1-888-539-3612
•	Dial-in number from Israel: 1-809-245-906
•	Dial-in number (other international): 1-719-325-2393
•	Playback available until November 13, 2014 by calling 1-877-870-5176 (in the U.S.) or 1-858-384-5517 (international). Please use pin number 6100298 for the replay.
•	A live webcast is accessible at http://www.perion.com/events-presentations.

About Perion Network Ltd.
Perion powers innovation. We are a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their applications and content and expand their reach to larger audiences, based on our own experience as an app developer.  Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, GrowMobile, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Non-GAAP measures
Non-GAAP financial measures, as well as adjusted EBITDA, consist of GAAP financial measures adjusted to include the results of discontinued operations, and to exclude acquisition related expenses, share-based compensation expenses, amortization of acquired intangible assets and non-recurring tax expenses, as well as certain accounting entries that are required under the business combination accounting rules. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided immediately following the Summary of Non-GAAP Financial Results.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of the ClientConnect transaction; risks entailed in integrating the ClientConnect business with Perion’s other businesses, including employee retention and customer acceptance; the risk that the transaction will divert management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction, and general risks associated with the business of Perion and with the ClientConnect business, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2013 and the report on Form 6-K filed with the SEC on September 23, 2014. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Deborah Margalit
Perion Investor Relations
+972-73-398-1000
investors@perion.com

Solebury Communications Group
Jamie Lillis
+1 (203) 428-3223
jlillis@soleburyir.com

Source: Perion Network Ltd.

PERION NETWORK LTD.
GAAP FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

U.S. dollars and number of shares in thousands (except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2013	2014	2013	2014
Revenues:
Search	$68,899	$73,310	$206,162	$262,656
Advertising and other	12,030	12,975	35,217	47,987
Total revenues	80,929	86,285	241,379	310,643

Costs and expenses:
Cost of revenues	1,464	7,527	4,418	20,490
Customer acquisition costs	49,752	30,006	131,727	145,548
Research and development	5,530	10,873	15,773	34,832
Selling and marketing	2,349	7,617	7,297	18,126
General and administrative	4,920	8,237	10,973	28,192
Total costs and expenses	64,015	64,260	170,188	247,188

Income from operations	16,914	22,025	71,191	63,455

Financial income (expense), net	602	(1,039)	2,014	(1,906)
Income before taxes on income	17,516	20,986	73,205	61,549
Taxes on income	13,920	3,990	22,671	13,050
Net income from continuing operations	3,596	16,996	50,534	48,499
Net loss from discontinued operations	(13,411)	-	(28,312)	-

Net income (loss)	$(9,815)	$16,996	$22,222	$48,499

Net income (loss) per share - basic:
Continuing operations	$0.07	$0.25	$0.94	$0.71
Discontinued operations	$(0.25)	$-	$(0.53)	$-

Net income (loss) per share - diluted:
Continuing operations	$0.06	$0.24	$0.92	$0.69
Discontinued operations	$(0.25)	$-	$(0.53)	$-

Number of shares - basic:
Continuing and discontinued operations	53,909	69,002	53,907	67,893

Number of shares - diluted:
Continuing operations	55,562	69,449	54,991	69,185
Discontinued operations	53,909	-	53,907	-

PERION NETWORK LTD.
GAAP FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2013	September 30, 2014
	Audited	Unaudited
ASSETS:

Current Assets:
Cash and cash equivalents	$949	$96,934
Restricted cash	-	1,650
Accounts receivable, net	-	34,250
Other current assets	400	7,345
Total current assets	1,349	140,179

Property and equipment, net	2,189	11,367
Goodwill and intangible assets, net	27,520	208,027
Other assets	-	2,401

Total assets	$31,058	$361,974

LIABILITIES AND STOCKHOLDERS' EQUITY:

Current Liabilities:
Accounts payable	$13,358	$24,982
Accrued expenses and other liabilities	1,423	17,809
Current maturities of long term debt	-	2,300
Deferred revenues	6,250	7,090
Payment obligation related to acquisitions	-	10,191
Total current liabilities	21,031	62,372

Long-term debt	-	2,525
Long-term convertible debt	-	37,279
Long-Term payment obligation related to acquisition	-	4,734
Other long-term liabilities	-	6,080
Total liabilities	21,031	112,990

Stockholders' equity:
Common stock and additional paid-in capital	10,027	200,485
Retained earnings	-	48,499
Total stockholders' equity:	10,027	248,984

Total liabilities and stockholders' equity	$31,058	$361,974

PERION NETWORK LTD.
GAAP FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Nine months ended September 30,
	2013	2014
Operating activities:
Net income	$22,222	$48,499
Loss from discontinued operations, net	(28,312)	-
Net income from continuing operations	50,534	48,499

Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	1,536	15,641
Share based compensation	6,856	12,679
Acquisition related expenses paid by shareholders	-	3,060
Accrued interest, net	1,284	143
Accretion of payment obligation related to acquisition	-	958
Fair value revaluation of convertible debt	-	(584)
Capital loss from sale of property and equipment	-	104
Deferred income taxes	(69)	(3,889)
Changes in assets and liabilities	27,584	(29,382)
Net cash provided by continuing operating activities	87,725	47,229
Net cash used in discontinued operations	(18,859)	-
Net cash provided by operating activities	68,866	47,229

Investing activities:

Purchase of property and equipment	(1,226)	(4,930)
Restricted cash	-	435
Investments in short-term bank deposits	(75,749)	-
Cash used for the acquisition of Grow Mobile LLC	-	(4,322)
Cash acquired through acquisition of Perion Network Ltd.	-	23,364
Net cash provided by (used in) continuing operations	(76,975)	14,547
Net cash provided by discontinued operations	922	-
Net cash provided by (used in) investing activities	(76,053)	14,547

Financing activities:

Proceeds from exercise of employee options	68	1,576
Contribution by shareholders	-	585
Deferred payment made in connection with acquisition	-	(4,079)
Proceeds from issuance of convertible debt	-	37,852
Repayment of long-term loans	-	(1,725)
Net cash provided by financing activities	68	34,209

Net increase (decrease) in cash and cash equivalents	(7,119)	95,985
Decrease in cash and cash equivalents - discontinued operations	1,699	-
Cash and cash equivalents at beginning of period	78,395	949

Cash and cash equivalents at end of period	$72,975	$96,934

PERION NETWORK LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (UNAUDITED)

U.S. dollars and number of shares in thousands (except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2013	2014	2013	2014

GAAP revenues	$80,929	$86,285	$241,379	$310,643
Revenues from discontinued operations	639	-	1,548	-
Valuation adjustment on acquired deferred product revenues	-	1,092	-	4,905
Non-GAAP revenues	$81,568	$87,377	$242,927	$315,548

GAAP costs and expenses	$64,015	$64,260	$170,188	$247,188
Acquisition related expenses	-	(1,010)	-	(4,429)
Discontinued operations operating expenses	11,492	-	28,736	-
Share based compensation	(4,088)	(4,370)	(9,210)	(12,679)
Amortization of acquired intangible assets	-	(4,769)	-	(13,770)
Non-GAAP costs and expenses	$71,419	$54,111	$189,714	$216,310

GAAP net income (loss)	$(9,815)	$16,996	$22,222	$48,499
Valuation adjustment on acquired deferred product revenues	-	1,092	-	4,905
Acquisition related expenses	-	1,010	-	4,429
Share based compensation	4,088	4,370	9,210	12,679
Amortization of acquired intangible assets	-	4,769	-	13,770
Fair value revaluation - convertible note	-	(584)	-	(584)
Non-recurring tax expense	11,838	-	11,838	-
Accretion of payment obligation related to acquisitions	-	-	-	452
Taxes related to amortization of acquired intangible assets and share based compensation	-	(1,006)	-	(2,511)
Non-GAAP net income	$6,111	$26,647	$43,270	$81,639

Non-GAAP net income	$6,111	$26,647	$43,270	$81,639
Income tax expense	2,082	4,996	10,833	15,561
Financial (income) expense, net	(602)	1,623	(2,014)	2,038
Depreciation	2,504	679	4,014	1,871
Discontinued financial income, net	(24)	-	(107)	-
Discontinued tax expense	2,581	-	1,230	-
Adjusted EBITDA	$12,652	$33,945	$57,226	$101,109

Non-GAAP diluted earnings per share	$0.11	$0.38	$0.79	$1.18
Shares used in computing non-GAAP diluted earnings per share	55,562	69,449	54,991	69,185